

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Jesse A. Lynn, Esq.
Vice President
Barberry Corp.
c/o Icahn Enterprises L.P.
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160

      Re: The Kroger Co.
          Preliminary Proxy Statement on Schedule 14A filed May 9, 2022
          Filed by Barberry Corp., Carl C. Icahn, Alexis C. Fox and Margarita Paláu-Hernández
          File No. 001-00303

Dear Mr. Lynn:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 9, 2022

Reasons for Our Solicitation, page 5

1.   Please provide support for the following statements or revise as appropriate to ensure that a reasonable basis exists for such claims:

- "we believe that Kroger's...Board...has not fulfilled its duty to shareholders to protect their interests with respect to the Company's *mistreatment of its employees and its hollow commitment to...ESG practices*."
- "Kroger's Board and management team should live up to this commitment by addressing the *unacceptably low* wages of the Company's frontline workers..."
- "While Kroger *profited from extremely high margins during the COVID-19 pandemic*, *the Company failed to fulfill its "Hero Bonus" promise made to its front-line workers*."

In responding to this comment, please note the disclosure on pages 6 and 53 of the

Company's definitive proxy statement filed on May 2, 2022 that "[i]n 2021, [Kroger] invested more than ever before in our associates by continuing to raise our average hourly wage to $17 and our average hourly rate to over $22, inclusive of industry leading benefits such as continuing education and tuition reimbursement, training and development, health and wellness." It is our understanding that Kroger has invested an incremental $1.2 billion in associate compensation and benefits since 2018 and invested $140 million in associate training and development in 2021. It is also our understanding that (i) on March 31, 2020, the Company announced that it would provide all hourly frontline grocery, supply chain, manufacturing, pharmacy and call center associates with a Hero Bonus - a $2 premium above their standard base rate of pay, applied to hours worked March 29 through April 18, (ii) on April 16, 2020, the Company extended the $2 per hour premium for hourly frontline associates through May 2, 2020 and (iii) on May 15, 2020, the Company announced that the Hero Bonuses were paid in April through mid-May, with a final payment to be made by May 23, 2020. Refer to Kroger press releases found on its website dated March 31, April 16 and May 15, 2020. Finally, with respect to the reference to "extremely high margins" in the last bullet point above, it is our understanding that the Company's profit margins over the last two years have been consistent with pre-pandemic margins, with an overall gross profit margin rate 0.06% lower than in 2019.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions